Exhibit 99.1

Farfetch Announces Fourth Quarter and Full Year 2018 Results

•	Generated Record Gross Merchandise Value of $1.4 Billion in 2018 and $466 Million in Q4 2018
•	Continued to Capture Share in Online Personal Luxury Goods Market with Platform GMV Up 56% in 2018 – Growing More Than Twice as Fast as the Overall Online Industry – and Up 51% in Q4 2018
•	Q4 2018 Revenue Grew 55% with Platform Services Revenue Up 68% in Q4 2018
•	Active Consumers Up 45% and Number of Orders Increased 58% in Q4 2018
•	Expands Partnership with JD.com to Complete Its "Premier Gateway to China" for Luxury Brands

LONDON, U.K. February 28, 2019 – Farfetch Limited (NYSE: FTCH), the leading global technology platform for the luxury fashion industry, today reported financial results for the fourth quarter and full year ended December 31, 2018.

“By all measures, 2018 was a blockbuster year for Farfetch,” said José Neves, Farfetch Founder, CEO and Co-Chair. "We continued to lead the online personal luxury goods market, growing GMV 55% for the year – more than twice as fast as the industry."

"We also exited our first decade as a company with an incredible foundation for realizing our platform vision globally, including in China, with the announced acquisition of Toplife solidifying Farfetch as the Premier Luxury Gateway to China."

"Over the next ten years, the luxury industry is expected to grow to an estimated $500 billion, and online sales will potentially grow to represent an incremental $100 billion opportunity.  Farfetch is uniquely positioned to capture the lion's share of this opportunity."

Elliot Jordan, CFO of Farfetch said, "I am thrilled with our record GMV performance and the growth of Farfetch during 2018, which exceeded expectations.  Our increasing scale has enabled us to leverage our efficiencies and lean into our customer proposition with new initiatives such as our Access loyalty program, to boost the lifetime value of our customers and enhance long-term shareholder value."

Consolidated Financial Summary and Key Operating Metrics (in thousands, except as otherwise noted):

	Three months ended December 31,		Twelve months ended December 31,
	2017	2018	2017	2018
Consolidated Group:
Gross Merchandise Value (“GMV”)	$310,718	$466,490	$909,826	$1,407,698
Revenue	126,482	195,533	385,966	602,384
Adjusted Revenue	102,486	170,089	311,784	504,590
Adjusted EBITDA	(23,409)	(14,575)	(58,079)	(95,960)
Adjusted EBITDA Margin	(22.8%)	(8.6%)	(18.6%)	(19.0%)
Loss After Tax	(54,816)	(9,912)	(112,275)	(155,575)
Platform:
Platform GMV	$306,954	$462,176	$894,392	$1,392,104
Platform Services Revenue	98,722	165,775	296,350	488,995
Platform Gross Profit	62,829	92,632	196,581	291,706
Platform Order Contribution	39,574	58,698	127,379	194,411
Platform Order Contribution Margin	40.1%	35.4%	43.0%	39.8%
Farfetch Marketplace:
Active Consumers	935.8	1,353.4	935.8	1,353.4
Number of Orders	600.1	945.2	1,881.0	2,913.0
Average Order Value (“AOV”) (actual)	$670.4	$637.3	$620.0	$618.6

Recent Business Highlights

•	The Farfetch Marketplace continued to increase its share in the online personal luxury market, and all three geographic regions – Americas, EMEA and APAC – exceeded 50% GMV growth in 2018
•

Entered into an agreement to acquire and integrate JD.com's Toplife into Farfetch's China platform, gaining Level 1 access on the JD.com app, which combined with Farfetch's site, app, WeChat stores, CuriosityChina, and logistics solutions is set to provide luxury brands a full suite of solutions for accessing the Chinese market

•	Completed the acquisition of premier sneaker and streetwear marketplace, Stadium Goods, in January 2019, expanding Farfetch's offering in the fast-growing $70 billion premium sportswear market
•

Farfetch Black & White Solutions launched six new brand sites in fourth quarter 2018 and ended the year with 17 clients. Recent launches include two LVMH brands, JW Anderson and Emilio Pucci.  Also entered a strategic partnership with Harrods, the world's most famous department store, to create a state-of-the-art global e-commerce destination for their customers and provide related services

•

Initiated the global rollout of Access, Farfetch’s customer loyalty initiative designed to reward frequent and increased spend with benefits ranging from early and exclusive access to various events and sales, free shipping, extended returns, a personal stylist and Fashion Concierge, among others

•	Added breadth and depth to our Marketplace offering with the addition of new sellers including luxury brands, Giuseppe Zanotti, Acne, and Altuzarra. Also expanded department store partnerships with the launches of Rubaiyat, a premier luxury fashion retailer in Saudi Arabia, and Tryano, a specialized concept department store in United Arab Emirates
•	Collaborated with Balenciaga to launch an exclusive capsule collection on Farfetch.com, and teamed up with Ermenegildo Zegna to launch its Ermenegildo Zegna XXX capsule collection in the U.S.
•	Enhanced Fulfilment by Farfetch capabilities in Europe with addition of a fourth fully scalable warehouse in Rome, Italy
•	Expanded Browns CEO, Holli Rogers' role to also oversee Farfetch's fashion strategy as the company's Chief Fashion Officer

Fourth Quarter 2018 Results Summary

Gross Merchandise Value and Platform GMV

GMV increased by $155.8 million from $310.7 million in fourth quarter 2017 to $466.5 million in fourth quarter 2018, representing year-over-year growth of 50.1%.  Platform GMV increased by $155.2 million from $307.0 million to $462.2 million, representing year-over-year growth of 50.6%.

The increases in GMV and Platform GMV were primarily driven by a 57.5% increase in Number of Orders from 600,100 in fourth quarter 2017 to 945,200 in fourth quarter 2018, which primarily resulted from a 44.6% growth in Active Consumers to 1.4 million, and an increase in transactions per Active Consumer as we saw strong demand from consumers across our global markets.  These factors were partially offset by the 4.9% decrease in AOV from $670.4 to $637.3, which mainly reflects the foreign currency translation impact of the U.S. dollar appreciation over the past year, as well as increased investments in our customers, which resulted in a lower level of fulfilment revenue relative to Platform GMV.

Revenue

Revenue increased by $69.1 million year-over-year from $126.5 million in fourth quarter 2017 to $195.5 million in fourth quarter 2018, representing growth of 54.6%. The increase was primarily driven by higher platform services revenue.  Platform services revenue increased by $67.1 million or 67.9% year-over-year, reflecting increased Platform GMV, with higher growth in first-party as compared to third-party GMV. Third-Party Take Rate remained relatively flat year-over-year.

Revenue by type of good or service (in thousands):

	Three months ended December 31,		Twelve months ended December 31,
	2017	2018	2017	2018
Platform services revenue	$98,722	$165,775	$296,350	$488,995
Platform fulfilment revenue	23,996	25,444	74,182	97,794
In-store revenue	3,764	4,314	15,434	15,595
Revenue	$126,482	$195,533	$385,966	$602,384

Cost of Revenue and Gross Profit

Cost of revenue increased by $39.6 million, or 64.1% year-over-year from $61.8 million in fourth quarter 2017 to $101.3 million in fourth quarter 2018.  The increase was primarily driven by the increases in cost of goods associated with first-party sales, as well as the delivery, packaging and transaction processing expenditures incurred as a result of an increased Number of Orders in fourth quarter 2018 as compared to the prior year period.

Our gross profit margin decreased from 51.2% in fourth quarter 2017 to 48.2% in fourth quarter 2018 primarily due to lower fulfillment revenue per order, on average, as Marketplace cost efficiencies were offset by investments in customer initiatives, including our loyalty program.  Additional factors impacting gross profit margin include an increased mix of first-party sales, which have a different gross margin profile than our third-party business; and the impact of retail pricing, particularly on first-party gross margin.

Selling, general and administrative expenses by type (in thousands):

	Three months ended December 31,		Twelve months ended December 31,
	2017	2018	2017	2018
Demand generation expense	$23,255	$33,934	$69,202	$97,295
Technology expense	12,148	18,159	31,611	68,224
Depreciation and amortization	3,029	7,185	10,980	23,537
Share based payments	7,715	2,821	21,486	53,819
General and administrative	52,861	56,679	165,981	228,891
Selling, general and administrative expenses	$99,008	$118,778	$299,260	$471,766

Fourth quarter 2018 demand generation expense increased 45.9% year-over-year to $33.9 million in fourth quarter 2018, or 20.5% of platform services revenue, representing a year-over-year improvement of 309 bps, which primarily resulted from performance marketing efficiencies in driving Platform GMV growth. These efficiencies partially offset the gross profit margin impact on Platform Order Contribution Margin which decreased 468 bps from 40.1% in fourth quarter 2017 to 35.4% in fourth quarter 2018.

Technology expense, which is primarily related to research and development and operations of our Marketplace features and services, increased by $6.0 million, or 49.5%, in fourth quarter 2018 compared to the same period in 2017, which was primarily driven by a 54.7% increase in technology staff headcount and higher software and infrastructure expenses to support the continued growth of the business.

General and administrative expense increased by $3.8 million, or 7.2%, in fourth quarter of 2018 compared to the same period in 2017. General and administrative costs as a percentage of Adjusted Revenue decreased from 51.6% in fourth quarter 2017 to 33.3% in fourth quarter 2018, reflecting improved efficiency of corporate and platform service costs, as well as a reduction of accrued employee compensation expense.

Share based payments decreased by $4.9 million, or 63.4%, in fourth quarter 2018 compared to the same period in 2017, primarily due to the fair value re-measurement of our cash-settled share based payment awards and provision for employment related taxes on share based payment awards.

Adjusted EBITDA

Adjusted EBITDA was ($14.6) million for fourth quarter 2018, improving by $8.8 million, or 37.7%, compared to the same period in 2017. Adjusted EBITDA margin improved from (22.8%) in fourth quarter 2017 to (8.6%) in the same period of 2018, reflecting benefits from our prior period investments to support our growth as well as improved efficiencies in selling, general and administrative expenses, which have grown at a slower rate than Adjusted Revenue.

Loss After Tax

Loss after tax decreased by $44.9 million, or 81.9% year-over-year in fourth quarter 2018 to $9.9 million. This was driven by a year-over-year decrease in the operating loss from $34.3 million to $24.6 million combined with unrealized foreign exchange gains from the revaluation of our receivables and payables in fourth quarter 2018.

Outlook

The following forward-looking statement reflects Farfetch’s expectations as of February 28, 2019 based on the performance of the Marketplace through the initial first quarter 2019 period:

For the first quarter of 2019, Platform GMV is expected to grow approximately 40% year over year, and Adjusted EBITDA margin is expected to be approximately (22%) - (24%), prior to any benefit from the adoption of IFRS 16 which became effective on January 1, 2019.

For full year 2019, Platform GMV is expected to grow approximately 40%.  The company expects to continue to make investments to grow the business, including for its recent acquisitions, while also leveraging costs, and estimates full year 2019 Adjusted EBITDA margin of approximately
(18%) - (19%), prior to any benefit from the adoption of IFRS 16.

Conference Call Information

Farfetch will host a conference call today, February 28, 2019 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as forward-looking information about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation.  Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statement of operations for the three months ended December 31
(in $ thousands, except share and per share data)

	2017	2018
Revenue	126,482	195,533

Cost of revenue	(61,753)	(101,336)
Gross profit	64,729	94,197

Selling, general and administrative expenses	(99,008)	(118,778)
Share of profits of associates	8	15
Operating loss	(34,271)	(24,566)

Net finance (cost)/ income	(20,171)	14,915
Loss before tax	(54,442)	(9,651)

Income tax expense	(374)	(261)
Loss after tax	(54,816)	(9,912)

Loss per share attributable to owners of the parent
Basic and diluted	(0.23)	(0.03)

Weighted-average ordinary shares outstanding
Basic and diluted	241,527,626	299,495,657

Unaudited interim condensed consolidated statement of comprehensive loss for the three months ended December 31
(in $ thousands)

	2017	2018
Loss for the period	(54,816)	(9,912)

Other comprehensive income/(expense):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	5,607	(7,305)
Gains on cash flow hedges	-	436

Other comprehensive income/(expense) for the period, net of tax	5,607	(6,869)
Total comprehensive loss for the period attributable to equity holders of the parent, net of tax	(49,209)	(16,781)

Unaudited interim condensed consolidated statement of operations for the twelve months ended December 31
(in $ thousands, except share and per share data)

	2017	2018
Revenue	385,966	602,384

Cost of revenue	(181,200)	(303,934)
Gross profit	204,766	298,450

Selling, general and administrative expenses	(299,260)	(471,766)
Share of profits of associates	31	33
Operating loss	(94,463)	(173,283)

Net finance (cost)/ income	(17,642)	19,866
Loss before tax	(112,105)	(153,417)

Income tax expense	(170)	(2,158)
Loss after tax	(112,275)	(155,575)

Loss per share attributable to owners of the parent
Basic and diluted	(0.50)	(0.59)

Weighted-average ordinary shares outstanding
Basic and diluted	223,465,734	264,432,214

Unaudited interim condensed consolidated statement of comprehensive loss for the twelve months ended December 31
(in $ thousands)

	2017	2018
Loss for the period	(112,275)	(155,575)
Other comprehensive income/(expense):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	33,504	(24,142)
Gains on cash flow hedges	-	436

Other comprehensive income/(expense) for the period, net of tax	33,504	(23,706)
Total comprehensive loss for the period attributable to equity holders of the parent, net of tax	(78,771)	(179,281)

Unaudited interim condensed consolidated statement of financial position
(in $ thousands)

	December 31, 2017	December 31, 2018
Non-current assets
Trade and other receivables	9,193	10,458
Intangible assets	74,041	103,345
Property, plant and equipment	26,696	37,528
Investments	278	566
Investments in associates	58	86
Total non-current assets	110,266	151,983
Current assets
Inventories	50,610	60,954
Trade and other receivables	18,180	93,670
Cash and cash equivalents	384,002	1,044,786
Total current assets	452,792	1,199,410
Total assets	563,058	1,351,393

Equity and liabilities
Equity
Share capital	9,298	11,994
Share premium	677,674	772,300
Merger reserve	-	783,529
Foreign exchange reserve	633	(23,509)
Other reserves	38,475	67,474
Accumulated losses	(329,177)	(483,357)
Total equity	396,903	1,128,431

Non-current liabilities
Provisions	5,142	13,462
Other liabilities	5,123	15,342
Total non-current liabilities	10,265	28,804

Current liabilities
Trade and other payables	136,744	194,158
Other liabilities	19,146	-
Total current liabilities	155,890	194,158
Total liabilities	166,155	222,962
Total equity and liabilities	563,058	1,351,393

Unaudited interim condensed consolidated statement of cash flows for the twelve months ended December 31
(in $ thousands)

	2017	2018
Cash flows from operating activities
Loss before tax	(112,105)	(153,417)
Adjustments for:
Depreciation	3,648	7,338
Amortization	7,332	16,199
Non-cash employee benefits expense – share based payments	16,578	53,819
Net loss on sale of non-current assets	42	1,028
Share of profits of associates	(35)	(33)
Net finance income	(1,261)	(19,866)
Net exchange differences	12,196	7,621
Changes in fair value of derivatives	44	(506)
Changes in working capital
Increase in receivables	(598)	(72,151)
Increase in inventories	(35,163)	(10,345)
Increase in payables	47,406	57,432
Changes in other assets and liabilities
Increase in non-current receivables	(3,826)	(1,265)
Increase in other liabilities	7,365	-
Increase in provisions	-	(701)
Interest paid	(591)	(536)
Income taxes paid	(352)	(822)
Net cash outflow from operating activities	(59,320)	(116,205)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	195	-
Payments for property, plant and equipment	(12,616)	(21,137)
Payments for intangible assets	(18,997)	(50,978)
Interest received	2,833	8,865
Payment for equity investments	(278)	(288)
Net cash outflow from investing activities	(28,863)	(63,538)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	322,097	859,526
Repayment of loan notes	(21,955)	-
Net cash inflow from financing activities	300,142	859,526

Net increase in cash and cash equivalents	211,959	679,783
Cash and cash equivalents at the beginning of the period	150,032	384,002
Effects of exchange rate changes on cash and cash equivalents	22,011	(18,999)
Cash and cash equivalents at end of period	384,002	1,044,786

Unaudited interim condensed consolidated statement of changes in equity
(in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non-controlling interest	Total equity
Balance at January 1, 2017	7,844	340,988	-	(32,871)	19,857	(216,901)	118,917	(1)	118,916
Changes in equity
Issue of share capital, net of transaction costs	1,454	336,686	-	-	2,161	-	340,301	-	340,301
Total comprehensive income/ (loss)	-	-	-	33,504	-	(112,275)	(78,771)	-	(78,771)
Share based payment – equity settled	-	-	-	-	16,457	-	16,457	-	16,457
Transactions with non-controlling interests	-	-	-	-	-	(1)	(1)	1	0
Balance at December 31, 2017	9,298	677,674	-	633	38,475	(329,177)	396,903	-	396,903
Balance at January 1, 2018	9,298	677,674	-	633	38,475	(329,177)	396,903	-	396,903
Changes in equity
Capital reorganization	652	(677,674)	783,529	-	-	-	106,507	-	106,507
Issue of share capital, net of transaction costs	2,044	772,300	-	-	-	-	774,344	-	774,344
Total comprehensive loss	-	-	-	(24,142)	436	(155,575)	(179,281)	-	(179,281)
Share based payment – equity settled	-	-	-	-	28,563	1,395	29,958	-	29,958
Balance at December 31, 2018	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431

Farfetch Limited

Supplemental Metrics

	2017				2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(in thousands, unless stated otherwise)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$176,701	$217,806	$204,601	$310,718	$909,826
Revenue	79,425	93,146	86,913	126,482	385,966
Fulfilment Revenue	16,128	17,632	16,426	23,996	74,182
Adjusted Revenue	63,297	75,514	70,487	102,486	311,784
In-Store Revenue	3,715	3,616	4,339	3,764	15,434
Demand Generation Expense	(12,429)	(16,694)	(16,824)	(23,255)	(69,202)
Technology Expense	(5,078)	(6,050)	(8,335)	(12,148)	(31,611)
Share Based Payments	(3,770)	(4,752)	(5,249)	(7,715)	(21,486)
Depreciation and Amortization	(2,313)	(2,706)	(2,932)	(3,029)	(10,980)
General and Administrative	(29,537)	(42,433)	(41,150)	(52,861)	(165,981)
Adjusted EBITDA	(4,190)	(9,860)	(20,620)	(23,409)	(58,079)
Adjusted EBITDA Margin	(6.6%)	(13.1%)	(29.3%)	(22.8%)	(18.6%)
Platform:
Platform GMV	$172,985	$214,190	$200,263	$306,954	$894,392
Platform Services Revenue	59,582	71,898	66,148	98,722	296,350
Platform Gross Profit	40,759	49,735	43,258	62,829	196,581
Platform Order Contribution	28,330	33,041	26,434	39,574	127,379
Platform Order Contribution Margin	47.5%	46.0%	40.0%	40.1%	43.0%
Farfetch Marketplace:
Active Consumers	728.2	796.3	854.7	935.8	935.8
Number of Orders	385.0	468.2	427.7	600.1	1,881.0
Average Order Value (actual)	$581.2	$600.4	$605.2	$670.4	$620.0

Farfetch Limited

Supplemental Metrics

	2018				2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(in thousands, unless stated otherwise)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$292,692	$338,543	$309,973	$466,490	$1,407,698
Revenue[1]	125,617	146,693	134,541	195,533	602,384
Fulfilment Revenue	22,535	28,016	21,799	25,444	97,794
Adjusted Revenue[1]	103,082	118,677	112,742	170,089	504,590
In-Store Revenue	4,021	3,170	4,090	4,314	15,595
Demand Generation Expense	(19,363)	(21,895)	(22,103)	(33,934)	(97,295)
Technology Expense	(13,896)	(17,135)	(19,034)	(18,159)	(68,224)
Share Based Payments	(6,567)	(5,956)	(38,475)	(2,821)	(53,819)
Depreciation and Amortization	(4,875)	(5,463)	(6,014)	(7,185)	(23,537)
General and Administrative	(51,571)	(62,080)	(58,561)	(56,679)	(228,891)
Adjusted EBITDA	(23,657)	(25,417)	(32,311)	(14,575)	(95,960)
Adjusted EBITDA Margin	(22.9%)	(21.4%)	(28.7%)	(8.6%)	(19.0%)
Platform:
Platform GMV	$288,671	$335,373	$305,884	$462,176	$1,392,104
Platform Services Revenue[1]	99,061	115,507	108,652	165,775	488,995
Platform Gross Profit	59,365	74,222	65,487	92,632	291,706
Platform Order Contribution	40,002	52,327	43,384	58,698	194,411
Platform Order Contribution Margin[1]	40.4%	45.3%	39.9%	35.4%	39.8%
Farfetch Marketplace:
Active Consumers	1,017.8	1,118.0	1,216.8	1,353.4	1,353.4
Number of Orders	578.3	727.0	662.5	945.2	2,913.0
Average Order Value (actual)	$647.1	$602.4	$584.6	$637.3	$618.6

1 See “Consolidated statement of operations classification” below for an explanation regarding changes to the previously reported metrics the first three quarters of 2018.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the success of our expansion into the China Market and our expected financial performance and operational performance for the first quarter of 2019 and full year 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rate; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on September 24, 2018 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Consolidated Statement of Operations Reclassification

We have revised previously reported revenues and cost of revenues for each of the first three quarters of 2018 to reflect certain sales originally reported on a third party basis (i.e. net revenue presentation), as being on a first party basis (i.e. gross revenue presentation). These revisions had no impact on gross profit or loss after tax in those periods, and had no impact on any of our unaudited condensed consolidated statements of financial position, changes in equity or cash flows during 2018. The Group has determined that these revisions are immaterial to the previously reported financial information, and there is no impact on any previously issued annual financial statements. There was no impact to other prior periods.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin, as well as operating metrics, including GMV, Platform GMV, Active Consumers, Number of Orders and Average Order Value.

Management uses Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution, and Platform Order Contribution Margin

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue, Platform Services Revenue, Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including these non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing these non-IFRS financial measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from these non-IFRS measures are significant components in understanding and assessing financial performance. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue and Platform Services Revenue have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax (credit)/expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Revenue and Platform Services Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the non-IFRS financial measures we use may differ from the non-IFRS financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensative for these limitation by relying primarily on our IFRS results and using these non-IFRS measures only as supplemental measures.

Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS.  We believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our platform for the periods presented. We also believe that Platform Gross Profit, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our platform productivity, efficiency and performance.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis.  A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2017				2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full year
Loss after tax	$(9,333)	$(19,947)	$(28,179)	$(54,816)	$(112,275)
Net finance costs/(income)	(1,085)	(605)	(839)	20,171	17,642
Income tax expense/(credit)	152	(581)	225	374	170
Depreciation and amortization	2,313	2,706	2,932	3,029	10,980
Share based payments(a)	3,770	4,752	5,249	7,715	21,486
Other items(b)	-	3,823	-	126	3,949
Share of results of associates	(7)	(8)	(8)	(8)	(31)
Adjusted EBITDA	$(4,190)	$(9,860)	$(20,620)	$(23,409)	$(58,079)

(in $ thousands, except as otherwise noted)

	2018				2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full year
Loss after tax	$(50,727)	$(17,681)	$(77,255)	$(9,912)	$(155,575)
Net finance costs/(income)	15,101	(19,319)	(733)	(14,915)	(19,866)
Income tax expense/(credit)	527	187	1,183	261	2,158
Depreciation and amortization	4,875	5,463	6,014	7,185	23,537
Share based payments(a)	6,567	5,956	38,475	2,821	53,819
Other items	-	-	-	-	-
Share of results of associates	-	(23)	5	(15)	(33)
Adjusted EBITDA	$(23,657)	$(25,417)	$(32,311)	$(14,575)	$(95,960)

(a)	Represents share based payment expense.
(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash, including fair value remeasurement of contingent consideration of $3.3 million in second quarter 2017 and legal fees directly related to acquisitions of $0.1 million in fourth quarter 2017, all of which are included within the general and administrative component of selling, general and administrative expenses. There were no other such items in 2018.

The following table reconciles Adjusted Revenue and Platform Services Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2017				2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full year
Revenue	$79,425	$93,146	$86,913	$126,482	$385,966
Less: Platform Fulfilment Revenue	(16,128)	(17,632)	(16,426)	(23,996)	(74,182)
Adjusted Revenue	63,297	75,514	70,487	102,486	311,784
Less: In-Store Revenue	(3,715)	(3,616)	(4,339)	(3,764)	(15,434)
Platform Services Revenue	$59,582	$71,898	$66,148	$98,722	$296,350

(in $ thousands, except as otherwise noted)

	2018				2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full year
Revenue	$125,617	$146,693	$134,541	$195,533	$602,384
Less: Platform Fulfilment Revenue	(22,535)	(28,016)	(21,799)	(25,444)	(97,794)
Adjusted Revenue	103,082	118,677	112,742	170,089	504,590
Less: In-Store Revenue	(4,021)	(3,170)	(4,090)	(4,314)	(15,595)
Platform Services Revenue	$99,061	$115,507	$108,652	$165,775	$488,995

The following table reconciles Platform Gross Profit and Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is gross profit:

(in $ thousands, except as otherwise noted)

	2017				2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full year
Gross profit	$42,854	$51,494	$45,689	$64,729	$204,766
Less: In-Store Gross Profit(a)	(2,095)	(1,759)	(2,431)	(1,900)	(8,185)
Platform Gross Profit	40,759	49,735	43,258	62,829	196,581
Less: Demand generation expense	(12,429)	(16,694)	(16,824)	(23,255)	(69,202)
Platform Order Contribution	$28,330	$33,041	$26,434	$39,574	$127,379

(in $ thousands, except as otherwise noted)

	2018				2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full year
Gross profit	$61,173	$75,693	$67,387	$94,197	$298,450
Less: In-Store Gross Profit(a)	(1,808)	(1,471)	(1,900)	(1,565)	(6,744)
Platform Gross Profit	59,365	74,222	65,487	92,632	291,706
Less: Demand generation expense	(19,363)	(21,895)	(22,103)	(33,934)	(97,295)
Platform Order Contribution	$40,002	$52,327	$43,384	$58,698	$194,411

(a)	In-Store Gross Profit is In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue

“Active Consumers” means active consumers on the Farfetch Marketplace. A consumer is deemed to be active if they made a purchase on the Farfetch Marketplace within the last 12-month period, irrespective of cancelations or returns. The number of Active Consumers is an indicator of our ability to attract and retain an increasingly large consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance costs/(income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, other items (represents items outside the normal scope of our ordinary activities) and share of results of associates. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of others.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted Revenue” means revenue less Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders placed on the Farfetch Marketplace excluding value added taxes.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV across our platform is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Revenue” means revenue generated in our Browns retail stores.

“Number of Orders” means the total number of consumer orders placed on the Farfetch Marketplace, gross of returns and net of cancellations, in a particular period. An order is counted on the day the consumer places the order. The Number of Orders represents an indicator of our ability to generate sales opportunities for luxury sellers through our Marketplace. Analyzed in the context of Active Consumers, the Number of Orders provides an indicator of our ability to attract recurring purchases on our platform and also, the effectiveness of our targeted advertising.

“Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our consumers, net of consumer promotional incentives, such as free shipping and promotional codes.

“Platform GMV” means GMV excluding In-Store Revenue.

“Platform Gross Profit” means gross profit excluding In-Store Gross Profit.

“Platform Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Platform Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Platform Order Contribution Margin” means Platform Order Contribution calculated as a percentage of Platform Services Revenue.

“Platform Services Revenue” means Adjusted Revenue less In-Store Revenue. Platform Services Revenue is driven by our Platform GMV, including revenue from first-party sales, and commission from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission-based. Platform Services Revenue was also referred to as Adjusted Platform Revenue in previous filings with the SEC.

“Third-Party Take Rate” means Platform Services Revenue excluding revenue from first-party sales, as a percentage of GMV excluding GMV from first-party sales and Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry.  Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world.  Today the Farfetch.com Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,000 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform.  Through its business units, which also include Store of The Future, Farfetch Black & White Solutions, Browns, and Stadium Goods, Farfetch continues to invest in innovation and develop key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetch.com.